03029127

No. 82-34703

Back 2003-07-25, 19:22:02, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

RECEIVED AUG 0 5 2003 181

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		207776	2003-07-15	10 - Acquisition or disposition in the public market	-1000	206776
Common Shares		206776	2003-07-21	10 - Acquisition or disposition in the public market	-900	205876

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

TSX venture EXCHANGE

FORM 3C

DECLARATION OF CERTIFIED FILING PROMOTIONAL INVESTOR RELATIONS AND MARKET-MAKING ACTIVITIES

COPY

Re: Prima Developments Ltd. (the "Issuer").

Trading Symbol: PID.

The undersigned hereby certifies that:

1. He or she is a director or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this declaration.

2. Attached is a letter which:

   (a) fully describes any arrangements, oral or written, for the provision of promotional Investor Relations, and/or market-making activities of the Issuer (the "Activities");

   (b) briefly describes:

      (i) the background, ownership, business and place of business of the Person providing the services,

      (ii) the relationship between the Issuer and the Person providing the services, and

      (iii) any interest, direct or indirect, in the Issuer or its securities, or any right to acquire such an interest held by Person providing the services.

   (c) fully describes the Activities to be provided, including:

      (i) the period during which the services will be provided,

      (ii) the activities to be carried out,

      (iii) the anticipated total costs of those activities to the Issuer, and

      (iv) for market-making arrangements, the identity and relationship to the Issuer of any person providing funds or securities for the market-making activities, and

COPY

(d) fully describe all direct and indirect consideration and the timing of payment and source of funds.

3. A news release dated May 21, 2003 has disclosed all Activities of the Issuer and, if these arrangements are in place while the Issuer's Prospectus or Filing Statement is in progress, the Activities are disclosed in the Prospectus or Filing Statement.

4. The compensation for the Activities will neither render the Issuer insolvent nor cause the Issuer financial hardship. The Issuer undertakes not to settle any amount owed for the Activities by issuing shares, either by a Private Placement or a shares for debt transaction, and acknowledges that the resale restrictions in the securities legislation would prohibit the resale of securities of the Issuer by someone preparing the market or creating a demand for the securities.

5. The undersigned confirms that any stock options issued as consideration for the provision of the Activities are in accordance with *Policy 4.4 – Incentive Stock Options*, including the limitation to 2% of the issued shares and the required vesting provisions.

6. If the Issuer is a Tier 2 Issuer on the Exchange and has entered into an agreement for Activities with total payments or commitments in any 12 month period of $100,000 or more, the following items are enclosed for filing:

   (a) copy of the agreement, which provides that the agreement is subject to prior review and acceptance by the Exchange and that no payments can be made until the Exchange has accepted the agreement;

   (b) particulars of the identity of the Person or firm providing the Activities including Personal Information Forms for the Persons, principals and key employees who will be providing the Activities;

   (c) copies of all promotional or investor relations literature; and

   (d) the required fee.

7. If the Issuer is a Tier 2 Issuer on the Exchange and has entered into an agreement for Activities with total payments or commitments in any 12 month period of less than $100,000, the following items are enclosed for filing:

   (a) copy of the agreement and any related agreements;

   (b) particulars of the identity of the Person or firm providing the Activities including Personal Information Forms for the Persons, principals and key employees who will be providing the Activities;

   (c) an undertaking to provide the Exchange with copies of any materials prepared in conjunction with the agreement that are intended for external distribution; and

   (d) the required fee.

8. The undersigned confirms that the agreements entered into by the Issuer for the provision of Activities are in all respects in accordance with Policy 3.4 – Investor Relations, Promotional and Market – Making Activities except for any provisions specifically identified as non-complying in the covering letter to this filing.

There are no material changes in the affairs of the Issuer which have not been publicly disclosed.

Dated this 30th day of June, 2003.

Roland J. Langset
Name of Director or Senior Officer
(please type or print)

Signature of Director or Senior Officer

President
Official Capacity/Title

Enclosures:

Letter describing the services (Item 2)	[x]
All agreements (Items 6(a) or 7(a))	[x]
Personal Information Form(s) (Item 6(b) or 7(b))	[ ]
All promotional and investor relations literature (Item 6(c))	[ ]
Further particulars	[ ]
Undertaking to provide additional materials (Item 7(c))	[x]

No. 82-34703

COPY

PRIMA DEVELOPMENTS LTD.

Suite 200 – 20351 Duncan Way
Langley, B.C. V3A 7N3
Tel: (604) 532 - 5311
Fax: (604) 532 - 5377

June 30, 2003

TSX VENTURE EXCHANGE
Suite 2700 – 650 West Georgia Street
PO Box 11633
Vancouver, B.C. V6B 4N9

Attention: Corporate Finance

Dear Sirs;

Re: Prima Developments Ltd. (the "Company") – Investor Relations Agreement

By agreement dated May 15, 2003 (the "Agreement') between the Company and The Equicom Group Inc. ("Equicom") the Company has engaged Equicom to provide strategic investor relations and financial communications services to the Company for an initial term of one year at a fee of $4,500.00 per month.

Under the terms of the Agreement Equicom has agreed to provide the following services:

1. create a market message through the use of, among other things, press releases, fact sheets, presentations and media to convey an accurate and compelling story that clearly identifies the Company's market position and potential;
2. consult on the design and content of all financial reporting materials, press releases, power point investor presentations, corporate fact sheet and development of a comprehensive investor package;
3. provide planning and logistical support for all elements of the Company's annual general meeting;
4. develop investor presentations and, subject to market conditions, schedule meetings with members of the professional investment community (i.e. analysts, institutions and brokers) and provide access to Equicom's contacts through telephone, fax and email;
5. assist in arranging financial media interviews where appropriate and as news dictates;
6. provide regular feedback to the Company regarding market perceptions, expectations, frequent questions and concerns; and
7. manage corporate regulatory filings (SEDAR), disseminate news releases, maintain and update dissemination databases and respond to incoming calls and email.

The Agreement is for an initial term of one year from May 15, 2003 to May 14, 2004, subject to earlier termination by either party upon 45 days prior notice in writing. In consideration for the above services the Company will pay to Equicom a monthly retainer of $4,500 per month for a total cost of $54,000 per annum. The Company will fund the cost of such retainer out of its existing cash flow from operations.

COPY

Equicom is a private company incorporated under the laws of the province of Ontario which provides financial communications services to leading Canadian companies particularly in the industrial and technology sectors. Equicom is headquartered in Toronto, Ontario with regional offices in Montreal, Quebec and Vancouver, B.C. The principals of Equicom are Barry Hildred, President, Jason Hogan, Executive Vice-President, Scott Kelly, President ECS and Mike Polonsky, Senior Vice President.

Equicom is at arm's length to the Company and does not have any interest, direct or indirect, in the Company or its securities, or any right to acquire such an interest.

Yours truly,

PRIMA DEVELOPMENTS LTD.

Per:

Roland J. Langset, President

No. 82-34703

COPY

UNDERTAKING

TO: TSX VENTURE EXCHANGE (the "Exchange")

Re: Prima Developments Ltd. (the "Company") – Investor Relations Agreement dated May 15, 2003 with The Equicom Group Inc. (the "IR Agreement")

We hereby undertake to provide the Exchange with copies of any materials prepared in conjunction with the IR Agreement that are intended for external distribution.

DATED at Langley, B.C. this 30th day of June, 2003.

Roland J. Langset
President, Prima Developments Ltd.

3.2.5 Investor Package:

Equicom will consult on the content of a comprehensive investor package and disseminate copies to interested investors.

3.3 ANNUAL GENERAL MEETING (AGM)

Equicom will provide planning and logistical support for all elements of the AGM, including location selection, rehearsal of key speakers, site logistics, and briefing notes. The Investor Presentation will also be updated for the AGM.

3.4 COORDINATE INVESTOR PRESENTATIONS

In an effort to increase the company's exposure, Equicom will develop a presentation strategy and, subject to market conditions, will schedule meetings with members of the professional investment community (i.e. analysts, institutions, brokers) and provide access to Equicom's contacts through telephone, fax, and email.

3.5 COORDINATE BASIC MEDIA RELATIONS

Equicom will assist in arranging financial media interviews where appropriate and as news dictates. Equicom has strong relations with all major national media outlets, including the National Post, the Globe and Mail, ROB TV, CTV Business Newsnet, CBC Newsworld, Reuters and Bloomberg. In addition, relationships have been established with French media outlets in the province of Quebec. Equicom will organize and/or coordinate any events that support the overall objectives of the IR program.

3.6 PROVIDE MARKET FEEDBACK

It is important that the management and Board of Prima continue to receive feedback from the investment community, in order to better understand the perceptions and expectations of existing and potential investors. Equicom is in constant contact with the investment community and will provide regular feedback regarding market perceptions, expectations, frequent questions and concerns.

3.7 OTHER SERVICES

21. This Agreement together constitutes the entire understanding between the Parties in relation to the matters dealt with herein and supersedes all previous covenants and representations made by either Party, whether oral or written

IN WITNESS WHEREOF the parties have hereunto placed their hands and seal or their corporate seal in the presence of their duly authorized officers upon the day and year first above written.

The Equicom Group Inc.

Per: ______________________
Barry Hildred
President
"I have authority to bind the Company"

Prima Developments Ltd.

Per: ______________________
ROLAND LANGSET
PRESIDENT
"I have authority to bind the Company"

9. EGI will comply with all directions of the management of the Company and the Company's Board of Directors and shall use all of its expertise, diligence and skill to promote the best interests of the Company during the term. The Company warrants that all information provided by Company to EGI in order for EGI to discharge its obligations hereunder, shall be true to the best of the Company's knowledge and belief, and that it shall act in good faith and in a reasonable manner.

10. EGI shall, upon completion of its services or any sooner termination of this Agreement, deliver to the Company all written data and information generated by or for EGI in connection with the Company or supplied to EGI in connection with the Company and all other documents and writing in its possession relating to its services for the Company. Such data and information and all such documents shall at all times be the property of the Company and should not be released for public distribution without approval from the management of the Company. EGI agrees, for itself and all persons retained or employed by EGI in performing its services, to hold in confidence and not to use or disclose to others any confidential or proprietary information of the Company heretofore or hereafter disclosed to EGI or any such persons which is designated as such by the Company.

11. Subject to section 12, the Parties hereby agree to indemnify, defend and hold harmless each other as well as the officers, directors and employees of the other (collectively, the "Personnel") from and against any and all claims, demands, losses, liabilities, actions, lawsuits and other proceedings, judgments and awards, and costs and expenses, arising directly or indirectly, in whole or in part from, as a result of or in connection with this Agreement or the performance hereunder, to a maximum value of the aggregate value of all Retainer fees paid to EGI hereunder during the most recently ended twelve month period of this agreement or a renewal thereof. The provisions of this section 11 shall survive for a period of 24 months after the termination of this Agreement.

12. In no event shall EGI or the Company be liable to the other (the "Indemnitee") or to the Indemnitee's Personnel for any punitive, incidental, indirect, economic loss or other special damages arising as a result of the negligence, fraud, or willful default or omission of the Indemnitee or the Indemnitee's Personnel.

13. This Agreement shall be binding upon the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

14. The parties will execute and deliver all such further documents and instruments and do all acts and things as may be reasonably required to carry out the full intent and meaning of this Agreement.

15. Words importing the single number only will include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and words importing persons shall include firms and corporations and vice versa.

No. 82-34703

THIS AGREEMENT made this 1st day of June, 2003 [the "Effective Date"].

BETWEEN:

Prima Developments Ltd., a company incorporated pursuant to the laws of Canada, with head office at Suite 200, 20351 Duncan Way, Langley, B.C., V3A 7N3. (hereinafter referred to as the "**Company**")

OF THE FIRST PART

AND:

The Equicom Group Inc. a company incorporated pursuant to the laws of the Province of Ontario, of 20 Toronto St., Suite 530, Toronto, Ontario, M5C 2B8. (hereinafter referred to as "**EGI**")

OF THE SECOND PART

[Each a "Party", together the "Parties"]

WHEREAS EGI is engaged in the business of providing strategic communications, financial disclosure and investor relations services;

AND WHEREAS the Company desires to engage EGI to provide its services to the Company and EGI has agreed to do so for the consideration and upon the terms and conditions described in this Agreement;

THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants, agreements and provisos herein contained, the parties hereto covenant and agree, each with the others as follows:

1. The Company hereby engages EGI and EGI hereby agrees to serve the Company as consultant during the term of this agreement.

2. In consideration of the services and duties to be performed by EGI hereunder, the Company will pay to EGI a monthly retainer of Four Thousand Five Hundred Dollars per month, payable monthly, in advance, on the fifteenth day of every calendar month from June 1st, 2003 onwards, subject to earlier termination as herein provided. It is understood that this amount is a retainer in nature and is due in full on the fifteenth of each month. The items included and excluded from the Retainer are detailed in Appendix "A".

Appendix "A"

1. ***Consumables and services included in the Retainer***

- All services described in section 3 of the Proposal
- Telephone and long distance charges (excluding conference calls);
- Local couriers;
- Basic postage;
- Photocopying;
- Faxes/Broadcast faxes;
- E-mail Broadcast;
- Office supplies.

2. ***Disbursements and expenses incurred by Equicom on behalf of the client and not included in the retainer - all such expenses are charged-back to the client at Equicom's cost***

- Equicom staff travel, accommodations and meals/per diem while traveling on behalf of the Client.

3. ***Disbursements and expenses Incurred by Equicom on behalf of the client and <u>not</u> included in the Retainer - All such expenses are charged-back to the client as incurred and subject to a 10% Administration Fee:***

- All expenses incurred on behalf of the client and <u>not</u> mentioned in paragraph 2 of this Appendix – specifically, expenses that Equicom must carry on behalf of the client. Without limitation these include:
- Any outside professional services;
- Design creation (third party);
- Printing and large volume photocopying (i.e. more than 50 copies);
- Media buys and similar purchases;
- Facility rentals and related costs;
- Mass mailing using the Canadian Post office or other means;
- Non-local couriers;
- The telephone-based portion of conference calls;
- Client staff travel;
- Translation Services;
- Regulatory filing;
- Newswire dissemination.

All expenses outside of the Retainer will only be incurred after client approval has been received. For expenses over $1,000, Equicom may pre-invoice the client.

No. 82-34703

ack 2003-07-25, 19:30:21, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

ile insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4763242	2003-07-15	10 - Acquisition or disposition in the public market	200	4763442
Common Shares	Commonwealth Enterprise Fund Inc.	4763442	2003-07-15	10 - Acquisition or disposition in the public market	100	4763542

No. 82-34703

Back 2003-07-25, 19:25:50, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4763242	2003-07-15	10 - Acquisition or disposition in the public market	200	4763442
Common Shares		4763442	2003-07-15	10 - Acquisition or disposition in the public market	100	4763542